Exhibit 21.1

LIST OF SUBSIDIARIES OF THE REGISTRANT

Name	State of Incorporation/Organization	% of Ownership

MM Future Technology Limited	Hong Kong	100%
MM Fund Services Limited	Cayman Islands	100%
MMBD Trading Ltd.	British Virgin Islands	24.9%
Gujia (Beijing) Technology Co., Ltd.	PRC	100%
MM iGlobal Inc.	Illinois, US	24.9%
Meimei Zhengtong (Beijing) Technology Co., Ltd.	PRC	100%
MM Capital Management Limited	Cayman Islands	100%
MM Fund SPC	Cayman Islands	100%